ELECTRONICS

SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-7360

02 SEP 20 AM 10: 32

September 17, 2002

Securities and Exchange Commissi
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following two announcements were provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

dlw 9/23

Daniel Kim
Associate
Investor Relations

SEC to Build LCD Module Facility in China

1. Details

☐ SEC will use the new facility to transfer some of its domestic production lines to China. Samsung Electronics Suzhou LCD Co. (SESL), an overseas subsidiary, will be established to produce LCD modules.

☐ The facility will be located in the industrial complex in Suzhou, China.

☐ The investment is expected to total KRW 63.4 Bn.

☐ SESL is scheduled to begin production in Q1 of 2004.

2. Investment Purpose and Effect

☐ SEC is responding to the trend of computer and monitor manufacturers transferring their production lines into China. It would also like to better position itself in China's rapidly expanding market.

SEC Enters Cross-License Agreement with Toshiba

1. Details

☐ The contract will enable SEC and Toshiba to share all patents used in their semiconductor production, including Nand Flash.

☐ All patents held by the two companies during the effective period are subject to the terms of the contract.

☐ The agreement will be effective October 2002 to March 2009.

2. Contract Purpose and Effect

☐ The contract helps SEC maintain its orderly business by securing a robust intellectual property base in the semiconductor business.

SAMSUNG ELECTRONICS CO., LTD.
Review Report 2002



For the six-month periods ended June 30, 2002 and 2001

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS

SAMSUNG ELECTRONICS CO., LTD.
Review Report 2002

For the six-month periods ended June 30, 2002 and 2001

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS

Samil Accounting Corporation
Kukje Center Building 21st Flr.
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(C.P.O. Box 2170, 100-621)
Telephone +82 2 709 0800
Facsimile +82 2 792 7001

Report of Independent Accountants

To the board of directors
and shareholders
Samsung Electronics Co., Ltd.

We have reviewed the accompanying balance sheets of Samsung Electronics Co., Ltd. as of June 30, 2002 and 2001, and the related statements of income for the six-month periods then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards established by the Securities & Futures Commission of the Republic of Korea applicable to interim review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying interim financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 15 of the financial statements, the operations of the Company may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

Continued;

As discussed in Note 15, in June 1999, Samsung Motors Inc. ("SMI"), an affiliate of the Company, filed a petition for court receivership. In connection with this petition, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of SMI in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means including participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450,000 million is to be distributed to the Company and the Affiliates. As of the date of this report, the shares in Samsung Life Insurance were not sold. The ultimate effect of these matters on the financial position of the Company as of the balance sheet date cannot presently be determined.

As discussed in Note 23, the Company had sales of ₩809,908 million and US$ 8,139,959 thousand to subsidiaries and affiliated companies within the Samsung Group for the six-month period ended June 30, 2002, and the related accounts receivables as of June 30, 2002 were ₩425,535 million and US$ 244,275 thousand.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or review standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea
July 15, 2002

BALANCE SHEETS
As of June 30, 2002 and 2001
(Unaudited)

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2002	2001	2002	2001
ASSETS				
Current assets:				
Cash and cash equivalents (Note 4)	₩ 1,261,527	₩ 1,147,095	$ 1,050,397	$ 955,117
Short-term financial instruments (Note 4)	4,160,157	585,290	3,463,911	487,336
Marketable securities (Note 5)	630,446	5,960	524,934	4,963
Trade accounts and notes receivable, net of provisions for doubtful accounts (Note 6)	1,393,028	1,479,118	1,159,890	1,231,572
Other accounts and notes receivable, net of provisions for doubtful accounts (Note 6)	327,203	207,915	272,442	173,118
Inventories (Note 7)	1,982,458	2,446,698	1,650,673	2,037,217
Prepaid expenses and other current assets	759,068	541,431	632,030	450,815
Total current assets	10,513,887	6,413,507	8,754,277	5,340,138
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 8)	13,232,265	13,732,239	11,017,706	11,434,005
Investments (Note 9)	6,725,442	5,960,608	5,599,869	4,963,038
Deferred income tax assets (Note 21)	141,370	199,570	117,710	166,170
Intangible assets, net of accumulated amotization (Note 10)	276,852	247,820	230,518	206,345
Long-term deposits and other assets (Note 11)	747,649	904,970	622,522	753,513
	₩ 31,637,465	₩ 27,458,714	$ 26,342,602	$ 22,863,209

Continued;

The accompanying notes are an integral part of these statement.

SAMSUNG ELECTRONICS CO., LTD.

BALANCE SHEETS, Continued
As of June 30, 2002 and 2001
(Unaudited)

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade accounts and notes payable	₩ 1,562,350	₩ 1,450,046	$ 1,300,874	$ 1,207,365
Current portions of long-term debt (Notes 12 and 13)	1,157,141	2,093,240	963,481	1,742,915
Other accounts and notes payable	1,756,961	1,213,149	1,462,915	1,010,116
Accrued expenses	1,452,196	1,085,641	1,209,156	903,948
Dividends payable	84,329	84,412	70,216	70,285
Income taxes payable	768,132	377,825	639,577	314,592
Other current liabilities	463,857	556,929	386,226	463,721
Total current liabilities	7,244,966	6,861,242	6,032,445	5,712,942
Long-term debt, less current maturities (Note 12)	986,105	319,800	821,070	266,278
Foreign currency notes and bonds (Note 13)	199,658	1,225,615	166,243	1,020,495
Accrued severance benefits (Note 14)	307,189	179,564	255,778	149,512
Other long-term liabilities	199,640	248,798	166,228	207,159
Total liabilities	₩ 8,937,558	₩ 8,835,019	$ 7,441,764	$ 7,356,386

Continued;

The accompanying notes are an integral part of these statement.

BALANCE SHEETS, Continued
As of June 30, 2002 and 2001
(Unaudited)

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Commitments and contingencies (Note 15)				
Shareholders' equity:				
Capital stock (Note 1):				
Common stock	₩ 767,109	₩ 762,256	$ 638,725	$ 634,684
Preferred stock	119,467	119,467	99,473	99,473
Capital surplus				
Paid-in capital in excess of par value (Note 1)	3,950,398	3,844,014	3,289,257	3,200,679
Other capital surplus (Note 8 and 13)	1,853,166	1,843,302	1,543,019	1,534,805
Retained earnings (Note 16) (Net income ₩3,822,704 million in 2002 and ₩2,119,469 million in 2001)	17,091,664	12,789,583	14,231,194	10,649,112
Capital adjustments:				
Treasury stock (Note 18)	(1,513,622)	(962,248)	(1,260,301)	(801,206)
Other (Note 19)	431,725	227,321	359,471	189,276
Total shareholders' equity	22,699,907	18,623,695	18,900,838	15,506,823
	₩ 31,637,465	₩ 27,458,714	$ 26,342,602	$ 22,863,209

The accompanying notes are an integral part of these statement.

SAMSUNG ELECTRONICS CO., LTD.

STATEMENTS OF INCOME
for the six-month periods ended June 30, 2002 and 2001
(Unaudited)

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2002	2001	2002	2001
Sales (Note 23)	₩ 19,866,396	₩ 16,663,221	$ 16,541,545	$ 13,874,456
Cost of sales (Note 23)	13,062,855	11,904,414	10,876,649	9,912,085
Gross profit	6,803,541	4,758,807	5,664,896	3,962,371
Selling, general and administrative expenses	2,834,710	2,550,664	2,360,291	2,123,784
Operating profit	3,968,831	2,208,143	3,304,605	1,838,587
Non-operating income:				
Interest and dividend income	99,015	69,879	82,444	58,183
Foreign exchange gain	106,847	138,416	88,965	115,251
Gain on foreign currency translation (Note 25)	120,421	49,629	100,267	41,323
Earnings from equity-method investments	530,942	332,018	442,083	276,451
Other	345,906	293,328	288,015	244,237
	1,203,131	883,270	1,001,774	735,445
Non-operating expenses:				
Interest expense	54,773	106,176	45,606	88,406
Foreign exchange loss	80,275	129,959	66,840	108,209
Loss on foreign currency translation (Note 25)	19,269	78,998	16,044	65,777
Loss on valuation of inventories	32,512	38,166	27,071	31,779
Other	149,277	245,764	124,294	204,633
	336,106	599,063	279,855	498,804
Ordinary profit	4,835,856	2,492,350	4,026,524	2,075,228
Extraordinary income	-	-	-	-
Extraordinary loss	-	-	-	-
Net income before income taxes	4,835,856	2,492,350	4,026,524	2,075,228
Income tax expense (Note 21)	1,013,152	372,881	843,590	310,475
Net income	₩ 3,822,704	₩ 2,119,469	$ 3,182,934	$ 1,764,753
Basic earnings per share (Note 22) (in Korean Won and U.S.Dollar)	₩ 22,628	₩ 12,569	$ 19	$ 10
Diluted earnings per share (Note 22) (in Korean Won and U.S.Dollar)	₩ 22,340	₩ 12,367	$ 19	$ 10

The accompanying notes are an integral part of these statement.

1. The Company:

Samsung Electronics Co., Ltd. (the "Company") is incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunications, home appliances and digital media products.

The Company's stock is publicly traded and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of June 30, 2002, 153,421,789 shares of common stock and 23,893,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997 and are entitled to an additional cash dividend (1% of par value) over common stock.

Under its Articles of Incorporation, the Company is authorized to issue 500,000,000 shares of capital stock (par value ₩5,000), of which 100,000,000 shares are cumulative, participating preferred stock, which are non-voting and entitled to a minimum cash dividend (9% of par value). In addition, the Company is authorized to issue to investors other than current shareholders convertible debentures and debentures with warrants of face values up to ₩4,000 billion and ₩2,000 billion, respectively (₩3,000 billion of such convertible debentures is for common stock and the remaining ₩1,000 billion is for preferred stock, and ₩1,500 billion of such debentures with warrants is for common stock and the remaining ₩500 billion is for preferred stock). The Company is also authorized, subject to board of directors approval, to issue common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to board of directors approval, to retire treasury stock in accordance with applicable laws in the maximum amount of certain undistributed earnings.

The Company has a stock option plan under which options to purchase shares of common stock may be granted to key employees with the approval of shareholders or board of directors. As of June 30, 2002, stock options to purchase 5,542,500 shares of common stock are outstanding, of which 1,455,000 options are fully vested (see Note 20).

Continued;

1. The Company, Continued:

The Company issued 891,782 shares of common stock upon the conversion of foreign currency convertible bonds in the amount of US$106,340 thousand during the six-month period ended June 30, 2002 (see Note 13). The cash proceeds in excess of par value of ₩101,607 million were credited to paid-in capital in excess of par value.

As of June 30, 2002, ₩435,093 million (face value of US$363,330 thousand) of convertible bonds are outstanding (see Note 13). No debentures with warrants have been issued as of June 30, 2002.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its financial statements in accordance with the Financial Accounting Standards of the Republic of Korea are summarized below.

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position or results of operations, is not presented in the accompanying financial statements.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Cash, Cash Equivalents and Short-term Financial Instruments -

Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities -

Marketable securities held for short-term cash management purposes are stated at fair value.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation -

Inventories are stated at the lower of cost or net realized value. Cost is determined by the average cost method, except for materials in transit which are stated at actual cost as determined by the specific identification method.

Property, Plant and Equipment and Related Depreciation -

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets (see Note 8).

Continued;

2. Summary of Significant Accounting Policies, Continued:

Property, Plant and Equipment and Related Depreciation, Continued -

Depreciation is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated useful Lives-years
Buildings and auxiliary facilities	7 - 60
Machinery and equipment	2 - 10
Tools and fixtures	2 - 10
Structures and others	2 - 40

The Company capitalizes interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment (see Note 8).

Effective January 1, 2002, the Company changed its depreciation method from half-year convention to monthly depreciation to provide a better matching of revenue and expenses. This change reduced depreciation expense by ₩39,356 million for the six-month period ended June 30, 2002.

Maintenance and Repairs -

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible assets -

Intangible assets are amortized on a straight-line basis over the estimated useful lives, as follows:

	Estimated useful Lives-years
Goodwill	5
Intellectual Property rights	5 -10
Other intangible assets	2 - 20

Continued;

2. Summary of Significant Accounting Policies, Continued:

Investments in Equity Securities

· Equity-method investments

In the stand-alone financial statements of the Company, investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.
Under the equity method, the original investment is recorded at cost and adjusted by the Company's share of the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment have been eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its controlled subsidiaries are reported in a separate component of shareholders′ equity, and are not included in the results of operations.

Assets and liabilities of the Company′s foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders′ equity, and are not included in the determination of the results of operations.

· Fair-value investments

Investments in marketable equity securities (other than equity-method investments) are stated at market value. Unrealized holding gains and losses are reported in a separate component of shareholders′ equity and are not included in the determination of the results of operations.

· Cost-method investments

Investments in non-marketable equity securities (other than equity-method investments) are stated at cost except for non-temporary declines in the Company's share of the underlying book value of the investee. Such declines are recorded in current operations, and subsequent recoveries are also recorded in current operations up to the original acquisition cost of the investment.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Investments in Debt Securities

Investments in debt securities are stated at cost. The difference between acquisition cost and face value of held-to-maturity debt securities is amortized using the effective interest method.

Discounts and Premiums on Debentures -

The difference between the face amount and the proceeds upon issuance of debenture is treated as either discount or premium, which is amortized over the life of the debenture using the effective interest method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of discount or premium is treated as interest expense.

Debt issued with a Put -

When debt is issued with a premium put allowing the holder to redeem the debt for cash at a certain multiple of the debt's par value at dates prior to maturity, the debt is accreted on an interest method by charges to income so that the debt equals the put price at the date the put is exercisable.

In the years prior to 1999, in accordance with the previous financial accounting standards, the Company recorded both a discount and a separate component of shareholders' equity for the difference between the face amount and the present value of the put price upon issuance. The discount was amortized using the effective interest method as interest expense over the life of the debt.

Stock and debenture issue cost -

Stock issue costs are charged directly to paid-in capital in excess of par value. Debenture issue costs are recorded as a reduction of proceeds from the issuance of debenture.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Accrued Severance Benefits -

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees terminated their employment at the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance, Ltd., and the amounts funded under this insurance plan are classified as a deduction to accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Foreign Currency Translation -

Assets and liabilities denominated in currencies other than Korean won have been translated at the rate of exchange on the balance sheet date. Gains and losses resulting from the translation are reflected in income for the period

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Income Tax Expense -

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Long-Term Receivables and Payables-

Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between nominal value and present value of the long-term receivables and payables is amortized using the effective interest method with interest income or expenses adjusted accordingly.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Stock-based Compensation -

The Company uses an fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period with a corresponding increase in a separate component of shareholders' equity (other capital adjustments).

Earnings Per Share -

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average of common shares outstanding during the period. Diluted earnings per share are calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of convertible bonds.

Product Warranties -

The Company accrues the estimated cost of warranty coverage at the time that sales are recorded.

Derivative Instruments -

The Company enters into forward foreign exchange contracts to offset certain balance sheet exposures from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the Korean won, primarily the U.S. dollar. These foreign exchange contract transactions are entered into to support product sales, purchases and financing transactions made in the normal course of business, and accordingly, are not intended to be speculative in nature.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Derivative Instruments, Continued –

Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain non-Korean won denominated debt positions. The Company's forward foreign exchange contracts are primarily denominated in U.S. dollar and are for periods consistent with the terms of the underlying transactions. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain non-Korean won denominated debt are recognized as non-operating income or expense in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposures being hedged. The evaluation amounts of forward foreign exchange contracts outstanding were ₩634 million and ₩14,112 million at June 30, 2002 and 2001, respectively.

3. United States Dollar Amounts:

The Company operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. Dollar amounts are provided herein as supplementary information solely for a convenience of the reader. Won amounts are expressed in U.S. Dollars at a rate of ₩1,201 to US$1, the rate in effect on June 30, 2002. This presentation is not in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted to, realized or settled in U.S. Dollars at this rate.

The 2001 U.S. Dollar amounts, which were previously expressed at ₩1,300 to US$1, the rate prevailing on June 30, 2001, have been restated to reflect the exchange rate in effect on June 30, 2002.

4. Cash and Cash Equivalents, and Short-term Financial Instruments:

Cash and cash equivalents and short-term financial instruments as of June 30, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions			
	2002		2002		2001
(1) Cash and cash equivalents					
Cash on hand and in banks	-	₩	1,421	₩	226
Passbook accounts	1		5,425		46,038
Money market deposit accounts	4.0 - 4.3		709,847		883,851
Money market fund	4.1 - 4.5		540,431		180,664
Foreign currency deposits	-		4,403		36,316
		₩	1,261,527	₩	1,147,095
(2) Short-term financial instruments					
Passbook accounts	1	₩	27,710	₩	28,827
Installment and time deposits	4.1 - 8.5		3,681,680		30,576
Foreign currency deposits	0.0 - 2.9		221,279		426,285
Other financial instruments	4.0 - 5.1		230,069		100,072
			4,160,738		585,760
Less: Long-term portion			(581)		(470)
		₩	4,160,157	₩	585,290

At June 30, 2002 and 2001, bank deposits of ₩29,169 million and ₩32,189 million, respectively, are subject to withdrawal restrictions in relation to short-term borrowings and government-sponsored R&D projects (see Note 15).

5. Marketable securities:

Marketable securities as of June 30, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions	
	2002	2002	2001
Bank debentures	5.0 - 5.3	₩ 625,780	₩ -
Government and public bonds	3 - 4	4,631	2,650
Other	-	35	3,310
		₩ 630,446	₩ 5,960

6. Accounts and Notes Receivable:

Accounts and notes receivable and their provision for doubtful accounts as of June 30, 2002 and 2001 are as follows:

	Millions	
	2002	2001
Trade accounts and notes receivable	₩ 1,411,667	₩ 1,502,271
Less: Provision for doubtful accounts	(18,639)	(23,153)
	₩ 1,393,028	₩ 1,479,118
Other accounts and notes receivable	₩ 330,511	₩ 211,306
Less: Provision for doubtful accounts	(3,308)	(3,391)
	₩ 327,203	₩ 207,915

On an ongoing basis, the Company sells to several financial institutions certain accounts receivable primarily from product sales to foreign countries, primarily subject to limited recourse. Amounts excluded from the balance sheets under these arrangements were ₩2,817,598 million and ₩3,599,620 million at June 30, 2002 and 2001, respectively. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were ₩43,350 million and ₩53,107 million for the six-month periods in 2002 and 2001, respectively, and are included in other non-operating expenses in the Income Statements.

7. Inventories:

Inventories as of June 30, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Finished goods and merchandise	₩	438,924	₩	629,406
Semifinished goods and work in process		755,638		947,153
Raw materials and supplies		706,611		749,846
Materials in transit		81,285		120,293
	₩	1,982,458	₩	2,446,698

Inventories are insured against fire and other casualty losses up to ₩2,523,836 million at June 30, 2002.

At June 30, 2002, ₩83,796 million of land and construction in progress held for resale are included in the finished goods and merchandise account. Related interest costs of ₩760 million and ₩806 million have been capitalized for the six-month periods ended June 30, 2002 and 2001, respectively.

8. Property, Plant and Equipment:

Property, plant and equipment as of June 30, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Buildings and auxiliary facilities	₩	3,221,860	₩	2,565,272
Machinery and equipment		16,735,680		14,884,109
Tools and fixtures		1,058,604		1,085,478
Structures and other		357,318		230,025
		21,373,462		18,764,884
Less: accumulated depreciation		(10,983,340)		(8,209,001)
		10,390,122		10,555,883
Land		1,846,443		1,813,554
Construction in progress		995,700		1,362,802
	₩	13,232,265	₩	13,732,239

Continued;

8. Property, Plant and Equipment, Continued:

At June 30, 2002, certain portions of the Company's property, plant and equipment, up to a maximum of ₩1,106,879 million, are pledged as collateral for various loans from Korea Development Bank (see Note 12).

As of June 30, 2002, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses up to ₩30,123,145 million and ₩8,026,338 million, respectively. Korea Development Bank is the beneficiary for the insurance benefits of up to ₩789,259 million, held as collateral for borrowings.

At June 30, 2002 and 2001, the value of land based on the posted price issued by the Korean tax authority is ₩1,360,779 million and ₩1,290,252 million, respectively.

Interest costs of ₩22,382 million and ₩57,946 million were capitalized for the six-month periods ended June 30, 2002 and 2001, respectively.

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments of ₩1,212,641 million, net of revaluation tax and credits to deferred foreign currency translation losses, were credited to other capital surplus, a component of shareholders' equity.

9. Investments:

Investments as of June 30, 2002 and 2001 consist of the following (in millions of Korean Won except percentage information).

	2002				2001
	Percentage of Ownership	Acquisition Cost	Market Value or Net book value	Recorded Book value	Recorded Book value
(1) Equity-method investments					
Samsung Electronics Canada	100	₩ 37,911	₩ 36,945	₩ 36,528	₩ 40,127
Samsung Electronics America	100	752,109	364,007	225,692	378,876
Samsung Electronics Latin America Panama (ZONE LIBRE)	100	43,842	63,426	54,305	58,191
Samsung Electronics Mexico	100	30,767	44,612	42,017	37,572
Samsung Electronics Argentina	100	36,967	7,453	7,453	40,164
Cagent Technologies	91.48	22,162	18,391	18,475	20,809
Alpha Processor	-	-	-	-	17,502
Samsung Electronics Iberia	100	65,221	81,498	72,357	69,139
Samsung Electronics Svenska AB.	100	16,153	16,861	14,802	14,415
Samsung Electronics Hungarian RT.	100	48,397	72,551	65,806	48,241
Samsung Electronics Portuguesa	100	12,594	14,592	13,444	11,069
Samsung Electronics France	100	39,433	40,848	36,723	32,087
Samsung Europe PLC	100	179,627	210,406	154,335	125,441
Samsung Electronics Holding GmbH.	100	77,610	76,856	59,960	57,931
Samsung Electronics Italia	100	56,779	50,479	39,899	44,776
Samsung Electronics Benelux	100	38,334	49,276	30,913	20,708
Samsung Electronics Poland	100	20,098	18,686	17,202	17,508
Samsung Electronics South Africa	100	39,830	3,822	8,346	892
Samsung Electronics (UK)	5.17	8,280	7,696	6,999	5,955
Samsung Electronics Overseas	100	120	12,076	1,781	-
Usbekistan Samsung Electronics	-	-	-	-	1,377
Samsung Electronics Australia	100	40,458	37,554	34,220	30,703
Samsung Electronics Malaysia SDN.BHD.	100	4,378	32,699	31,233	30,172

Continued;

9. Investments, Continued:

	2002				2001
	Percentage of Ownership	Acquisition Cost	Market Value or Net book value	Recorded Book value	Recorded Book value
Samsung Gulf Electronics	100	₩ 7,976	₩ 17,691	₩ 14,747	₩ 14,746
PT Samsung Electronics Indonesia	99.99	56,910	57,024	47,031	31,309
Samsung Electronics Display (M) SDN.OMD(HSD)	75	21,876	43,332	33,020	43,994
Samsung India Electronics,	73.87	15,526	19,868	19,746	18,885
Samsung Asia Private	70	20,454	141,461	126,430	112,079
Samsung Vina Electronics	80	13,532	19,915	19,228	18,849
Thai-Samsung Electronics	91.83	37,423	60,917	57,909	44,036
Syrian-Korean Telecommunication Equipment Manufacturing Establishment	49	2,061	5,683	5,683	4,400
Samsung Electronics India Information & Telecommunications,	100	19,720	22,153	21,559	8,258
Samsung Electronic Philippines Manufacturing Corp.	100	25,487	21,526	19,741	24,515
Samsung Electronics Hong Kong	100	48,397	68,766	50,244	58,040
Samsung Electronics Taiwan	99.99	1,525	11,760	1,235	9,043
Samsung Electronics Souzhou Semiconductor	100	46,189	68,170	66,651	78,065
Samsung (CHINA) Investment	100	36,428	40,128	46,740	60,838
Samsung Electronics Huizhou	44.88	16,391	32,809	29,826	25,466
Tianjin Samsung Electronics Display	59.17	9,896	16,778	14,663	23,180
Souzhou Samsung Electronics	82.41	60,432	61,138	59,750	51,188
Tianjin Samsung Electronics	85.82	47,931	55,979	50,520	50,792
Shandong-Samsung Telecommunications	59	13,307	23,318	21,770	21,337
Tianjin Samsung Telecom Technology	70.95	7,672	6,607	5,081	-
Shanghaibell Samsung Mobile Communications	49	7,742	5,375	5,375	-
Shenzhen Samsung Kejian Mobile Technology	49	3,117	2,814	1,226	-
Samsung Japan	59.96	54,024	83,666	26,688	32,000
Samsung Yokohama Research Institute	100	64,766	59,896	56,762	62,350

Continued;

9. Investments, Continued:

	2002				2001
	Percentage of Ownership	Acquisition Cost	Market Value or Net book value	Recorded Book value	Recorded Book value
Union Optical	20	₩ 17,389	₩ 210	₩ 6,092	₩ 1,124
Samsung SDI	19.79	423,722	620,786	631,745	534,401
Samsung Electro-Mechanics	22.93	359,237	422,996	432,660	410,251
Novita	96.14	29,991	38,633	39,644	31,369
Samsung Kwangju Electronics	94.25	192,676	392,643	388,987	301,509
Samsung Capital	75.03	230,850	546,636	542,555	350,632
Samsung Card	56.59	153,388	1,017,765	1,015,076	618,686
Samsung Techwin	26.28	211,726	144,497	177,058	216,851
STECO	51	12,240	20,478	18,361	17,559
DNS Korea	62.37	7,134	16,085	4,736	8,469
Seoul Commtech.	30.3	4,192	20,149	19,867	16,117
Samsung Economic Research Institute	29.8	17,880	18,413	18,373	18,211
Samsung SDS	21.27	12,753	48,309	43,862	32,290
Samsung Networks	23.07	5,214	15,375	11,235	10,321
Samsung Corning	45.29	94,263	325,988	324,209	273,341
Samsung Lions	27.5	275	-	-	-
Dowa Korea	50.63	2,025	7,838	4,227	2,781
Samsung Electronics Service	83.33	30,000	44,862	41,972	35,779
MEMC Korea	20	17,200	33,716	33,118	34,250
Samsung Corning Micro-Optics	50	28,136	17,057	16,049	23,827
Samsung Corning Precision Glass	41.85	116,140	123,310	139,214	103,172
Samsung Thales	50	135,000	105,505	26,445	-
Living Plaza	100	30,007	59,704	38,309	31,835
Blueteck. ITL	90	29,993	64,146	60,635	33,618
Tolos Logistics	100	5,058	8,755	7,780	6,446
Bokwang FUND V	83.33	5,000	13,586	14,586	6,162
Bokwang FUND X	81.82	9,000	9,033	9,033	9,032
SVIC FUND I	99	9,900	7,593	7,593	9,976
SVIC FUND II	99	29,700	31,869	31,869	30,943
SVIC FUND III	99	19,800	18,042	18,042	20,650
SVIC FUND IV	65.67	98,500	101,186	101,186	102,922
SVIC FUND V	99	29,700	27,485	27,485	29,852
		4,577,941	6,530,158	6,026,118	5,219,401

Continued;

9. Investments, Continued:

	2002				2001
	Percentage of Ownership	Acquisition Cost	Market Value or Net book value	Recorded Book value	Recorded Book value
(2) Other investments					
Fair-value investments	-	₩ 919,071	₩ 515,716	₩ 515,716	₩ 543,198
Cost-method investments	-	228,070	114,448	170,042	186,789
Securities market stabilization fund	-	10,259	13,566	13,566	11,220
		1,157,400	643,730	699,324	741,207
Total Investments		₩ 5,735,341	₩ 7,173,888	₩ 6,725,442	₩5,960,608

The following table reconciles the difference between the acquisition cost and the book value recorded for the equity-method investments at June 30, 2002.

	Millions
Acquisition cost	₩ 4,577,941
Earnings from equity-method investments : prior years	881,556
Earnings from equity-method investments : current year	530,942
Separate component of shareholders' equity (Other capital adjustments)	370,329
Dividends paid by investees	(334,650)
Book value	₩ 6,026,118

At June 30, 2002, unrealized holding loss on fair-value investments was ₩403,355 million, which was recorded in a separate component of shareholders' equity (other capital adjustments).

10. Intangible Assets:

Intangible assets, net of accumulated amortization, as of June 30, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Goodwill	₩	7,608	₩	5,213
Intellectual property rights		221,727		239,934
Other		47,517		2,673
	₩	276,852	₩	247,820

11. Long-Term Deposits and Other Assets:

Long-term deposits and other assets as of June 30, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Long-term financial instruments	₩	581	₩	470
Long-term trade receivables, net		9,323		1,197
Long-term loans, net		35,796		50,731
Long-term guarantee deposits		334,013		382,988
Long-term prepaid expenses		367,936		469,584
	₩	747,649	₩	904,970

12. Long-Term Debt:

Long-term debt as of June 30, 2002 and 2001 consist of the following:

	Reference	Millions	
		2002	2001
Local currency loans	(A)	₩ 17,846	₩ 70,827
Foreign currency loans, in Korean Won equivalents	(B)	267,249	865,083
Debentures	(C)	1,003,970	1,314,000
		1,289,065	2,249,910
Less: current maturities		(302,960)	(1,930,110)
		₩ 986,105	₩ 319,800

(A) Local currency loans as of June 30, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions	
	2002	2002	2001
Woori Bank	5	₩ 494	₩ 859
Korea Development Bank	9.1 - 9.2	8,750	46,952
Kookmin Bank	11.5 - 12.45	4,706	14,118
Korea Technology Banking Corporation	6.5	3,855	8,829
Samsung Card	6.5	41	69
		₩ 17,846	₩ 70,827

Continued;

12. Long-Term Debt, Continued:

(B) Long-term debt denominated in foreign currencies as of June 30, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Thousands	
	2002	2002	2001
Citibank, N.A.	LIBOR+0.6	$ 51,778	$ 103,556
Korea Development Bank	LIBOR+0.5-1.5	143,476	365,401
Korea Exchange Bank	LIBOR+0.375	9,445	28,333
Korea Development Leasing Corporation and others	LIBOR+0.65-0.9	17,675	162,800
Woori Bank	-	-	5,000
U.S. Dollar equivalents		$ 222,374	$ 665,090
Korean Won equivalents (in millions)		₩ 267,249	₩ 865,083

Continued;

12. Long-Term Debt, Continued:

(C) Debentures outstanding as of June 30, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions	
	2002	2002	2001
Guaranteed debentures	-	₩ -	₩ 85,500
Non-guaranteed debentures	5	1,000,000	1,176,500
Private debentures	15.7	20,000	20,000
Non-guaranteed floating rate notes	-	-	32,000
		1,020,000	1,314,000
Less: discounts		(16,030)	-
		₩ 1,003,970	₩ 1,314,000

At June 30, 2002, certain property, plant and equipment are pledged as collateral for the above long-term debts (see Note 8).

Maturities of long-term debts outstanding at June 30, 2002 are as follows:

Year Ending June 30	Millions			
	Local Currency Loans	Foreign Currency Loans	Debentures	Total
2003	₩ 16,339	₩ 266,621	₩ 20,000	₩ 302,960
2004	1,507	628	-	2,135
2005	-	-	1,000,000	1,000,000
	₩ 17,846	₩ 267,249	₩ 1,020,000	₩ 1,305,095

13. Foreign Currency Notes and Bonds:

Unsecured foreign currency notes and bonds as of June 30, 2002 and 2001 consist of the following:

		Due Date	Millions 2002	Millions 2001
USD denominated straight bonds	(A)	November 1, 2002	₩ 164,364	₩ 202,838
JPY denominated straight bonds	(B)	April 23, 2003	148,567	154,305
DEM denominated straight bonds		December 16, 2001	-	169,464
USD denominated straight bonds	(C)	October 1, 2027	120,180	130,070
USD denominated straight bonds	(D)	October 1, 2002	161,240	198,831
Convertible bonds		December 31, 2006	-	5,400
Convertible bonds	(E)	December 31, 2007	-	62,000
Convertible bonds	(F)	February 1, 2004	85,512	117,300
Convertible bonds	(G)	July 30, 2002	108,941	120,470
Convertible bonds	(H)	January 31, 2003	240,640	240,640
			1,029,444	1,401,318
Less: Current maturities			(823,752)	(169,464)
Less: Discounts			(6,034)	(6,285)
Add: Long-term accrued interest			-	19,784
Less: Conversion rights			-	(19,738)
			₩ 199,658	₩ 1,225,615

(A) USD denominated straight bonds -

On November 1, 1992, the Company issued straight bonds of US$ 200 million at 99.5% of face value for the expansion of its semiconductor product manufacturing facilities. The bonds bear interest at 8.5% per annum and mature on November 1, 2002. The Company redeemed US$ 63,235 thousand of these bonds in 1998, 2000 and 2002.

Continued;

13. Foreign Currency Notes and Bonds, Continued:

(B) JPY denominated straight bonds -

On April 23, 1996, the Company issued straight bonds in the amount of ¥20,000 million at face value. The bonds bear interest at 3.3% per annum and mature on April 23, 2003. The Company redeemed ¥5,210 million of these bonds during 1998.

(C) USD denominated straight bonds -

On October 2, 1997, the Company issued straight bonds in the amount of US$ 100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and mature on October 1, 2027, with repayment to be made annually for 20 years after a 10-year grace period which began on the date of issuance.

(D) USD denominated straight bonds -

On October 2, 1997, the Company issued straight bonds in the amount of US$ 227 million at 93.11% of face value. The bonds bear interest at 7.45% per annum and mature on October 1, 2002. The Company redeemed US$ 92,835 thousand of these bonds in 1998, 2000 and 2002.

(E) Convertible bonds -

On June 26, 1997, the Company issued foreign currency convertible bonds in the amount of US$ 300 million for the expansion of its manufacturing facilities. The bonds are listed on the London Stock Exchange and will mature on December 31, 2007.

For the six-month period ended June 30, 2002, US$ 69,670 thousand of convertible bonds were converted into 546,087 shares of common stock at the conversion price of ₩113,351 per share. In relation to the conversion to common stock, the Company recorded ₩9,708 million as other capital surplus, the difference between conversion rights and related consideration for conversion rights (see Note 1).

Continued;

13. Foreign Currency Notes and Bonds, Continued:

(F) Convertible bonds – Intel -

On February 1, 1999, the Company issued foreign currency convertible bonds in the amount of US$ 100 million to Intel Corporation, which mature on February 1, 2004. A summary of the terms of these bonds is as follows:

- Interest: 5% per annum payable annually in arrears on February 1.
- Conversion period: On or after May 3, 1999 through January 21, 2004.
- Conversion price: Subject to adjustment pursuant to antidilution provisions, ₩108,465 per share, with a fixed exchange rate applicable to the conversion of ₩1,173 to US$1.00.

For the six-month period ended June 30, 2002, US$ 27,100 thousand of convertible bonds were converted into 293,066 shares of common stock at the conversion price of ₩108,465 per share.

(G) Convertible bonds – Apple -

On July 30, 1999, the Company issued foreign currency convertible bonds in the amount of US$100 million to Apple Computer Inc. Ltd., which mature on July 30, 2002. A summary of the terms of the bonds is as follows:

- Interest: 2% per annum payable annually in arrears on December 31.
- Conversion period: On or after July 30, 2000 through July 20, 2002.
- Conversion price: Subject to adjustment pursuant to antidilution provisions, ₩219,050 per share, with a fixed exchange rate applicable to the conversion of ₩1,204.7 to US$ 1.00.

For the six-month period ended June 30, 2002, US$9,570 thousand of convertible bonds were converted into 52,629 shares of common stock at the conversion price of ₩219,050 per share.

The Company recognized interest expense using a 5% effective interest rate. The difference between effective and guaranteed return rate was credited to long-term accrued interest expense. The additional interest expense of ₩1,722 million was credited to long-term accrued interest expense for the six-month period ended June 30, 2002.

Continued;

13. Foreign Currency Notes and Bonds, Continued:

(H) Convertible bonds – Dell -

On October 15, 1999, the company issued foreign currency convertible bonds in the amount of US$ 200 million to Dell Computer Corporation, to mature on January 31, 2003. A summary of the terms of these bonds is as follows:

- Interest: 2% per annum payable annually in arrears on December 31.
- Conversion period: On or after October 15, 2000 through January 16, 2003.
- Conversion price: Subject to adjustment pursuant to antidilution provisions, ₩260,000 per share, with a fixed exchange rate applicable to the conversion of ₩1,203.2 to US$ 1.00.

The Company recognized interest expense using a 5% effective interest rate. The difference between effective and guaranteed rate was credited to long-term accrued interest expense. The additional interest expense of ₩4,019 million was credited to long-term accrued interest expense for the six-month period ended June 30, 2002.

14. Accrued Severance Benefits:

Accrued severance benefits as of June 30, 2002 and 2001 consist of following:

	Millions	
	2002	2001
Accrued severance benefits	₩ 576,409	₩ 450,363
Less:		
National Pension fund	(20,308)	(25,261)
Severance insurance fund	(248,912)	(245,538)
Unfunded portion	₩ 307,189	₩ 179,564

15. Commitments and Contingencies:

- At June 30, 2002, the Company has entered into bank overdraft facility agreements with aggregate credit limit of ₩257,000 million, and certain bank deposits are pledged as collateral for bank overdraft facilities (see Note 4).

- At June 30, 2002, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩11,358 million and US$ 1,093,076 thousand. In addition, at June 30, 2002, the Company provided guarantees of contract fulfillment for Iljin Heavy Industries in the amount of ₩828 million.

- At June 30, 2002, the Company has technical assistance agreements with certain companies. Total royalty expense incurred in relation to these agreements for the six-month periods ended June 30, 2002 and 2001 amounts to ₩413,776 million and ₩408,244 million, respectively.

- The Company leases certain property and equipment under various capital lease arrangements that expire over the next two years. Assets recorded under capitalized lease agreements are included in property, plant and equipment (total acquisition costs: ₩703,786 million, total net book value: ₩9,344 million). Depreciation expense for the capital lease assets was ₩6,649 million for the six-month period ended June 30, 2002

  Future minimum lease payments under scheduled capital leases are as follows:

Year ending June 30		Millions
2003	₩	21,155
2004		639
Total minimum payments		21,794
Amount representing interest		(552)
Obligations under capital leases	₩	21,242

- As of June 30, 2002, the Company has entered into an agreement to discount trade notes receivable with three Korean banks up to ₩350,000 million and a credit sales facility agreement with three banks. In addition, the Company has entered into a credit purchase facilities with Samsung Card and Woori Bank, whereby, certain trade creditors of the Company are paid through these financial institutions.

Continued;

15. Commitments and Contingencies, Continued:

- At June 30, 2002, the Company has been named as a defendant in fourteen legal actions for alleged patent infringements and one legal action for breach of contract, and as the plaintiff for six legal actions for patent infringements and two for unpaid debts in a foreign country. In addition, the Company is a party to various other legal claims and proceedings in Korea, all of which are pending as of June 30, 2002. The Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

- At June 30, 2002, four blank notes and one blank check have been provided to financial institutions in relation to lease and letter of credit agreements.

- In June 1999, Samsung Motors Inc. ("SMI"), an affiliate of the Company, filed a petition for court receivership. In connection with this petition, the Company and 30 Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of SMI in September, 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance, transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means including participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450,000 million is to be distributed to the Company and the Affiliates. As of June 30, 2002, the shares in Samsung Life Insurance were not sold. The ultimate effect of these matters on the financial position of the Company as of the balance sheet date cannot presently be determined.

- In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

16. Retained Earnings:

Retained earnings as of June 30, 2002 and 2001 consist of the following:

	Reference	Millions 2002	Millions 2001
Appropriated:			
Legal reserve	(A)	₩ 441,289	₩ 440,789
Reserve for business rationalization	(B)	3,512,101	2,512,101
Reserve for improvement of financial structure	(C)	204,815	204,815
Reserve for overseas market development	(D)	510,750	510,750
Reserve for overseas investment losses	(D)	164,983	164,983
Reserve for research and human resource development	(D)	5,436,458	3,838,398
Reserve for export losses	(D)	167,749	167,749
Reserve for loss on disposal of treasury stock	(D)	200,000	200,000
Reserve for capital expenditure	(E)	2,714,811	2,714,811
		13,352,956	10,754,396
Unappropriated:		3,738,708	2,035,187
		₩ 17,091,664	₩ 12,789,583

(A) The Korean Commercial Code requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(B) Pursuant to the Tax Exemption and Reduction Control Law, the Company is required to appropriate as a reserve for business rationalization, an amount equal to the exemption of income taxes resulting from investment tax credits and certain deductions from taxable income specified by such law. This reserve may be used for the reduction of accumulated deficit, if any, or transferred to capital stock.

Continued;

16. Retained Earnings, Continued:

(C) In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate as a reserve for improvement of financial structure an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year until the shareholders' equity equals 30% of total assets. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(D) Pursuant to the Korean tax laws, the Company is allowed to claim a tax deduction in determining taxable income for the amounts of retained earnings appropriated to reserves for overseas market development, overseas investment losses, research and human resource development, export losses and losses on disposal of treasury stock. These amounts are not available for dividends until used for the specified purposes or reversed.

(E) The reserve for capital expenditure amounts appropriated by the Company for capital expenditures and may be used for any purpose through shareholders' resolution.

17. Dividends:

On June 30, 2002, the Company declared a 10% cash dividend (₩84,028 million) to shareholders of common stock and preferred stock as an interim dividend for the six-month period ended June 30, 2002.

18. Treasury Stock:

As of June 30, 2002, the Company holds 7,779,625 shares of its own common stock and 1,479,693 share of its own preferred stock. These treasury stock is recorded as a capital adjustment .

19. Other Capital Adjustments:

Other capital adjustments as of June 30, 2002 and 2001 consist of the following:

	Millions	
	2002	2001
Consideration for conversion rights	₩ -	₩ 29,175
Gains (losses) on valuation of investments	(33,026)	702
Losses on valuation of derivative instruments	-	(5,962)
Stock option compensation	464,751	203,406
	₩ 431,725	₩ 227,321

20. Stock Option Plan:

The Company has a stock option plan that provides for granting stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows.

	Date of the grant			
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002
· Quantity(after reflecting forfeitures)	1,455,000	2,978,500	988,000	121,000
· Exercise price(*)	₩ 272,700	₩ 197,100	₩ 329,200	₩ 342,800
· Exercise period from the date of the grant(**)	3~10 years	3~10 years	2~10 years	2~10 years

(*) The exercise price can be adjusted in the case of issuing new shares, stock dividends, stock splits, or stock merger.

(**) The options can be fully vested in two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant and the following assumptions.

	Date of the grant			
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002
· Risk-free interest rates	9.08%	6.04%	5.71%	6.44%
· Expected stock price volatility	69.48%	74.46%	64.97%	64.90%
· Expected life	4 years	4 years	3 years	3 years
· Expected dividend yield	0.39%	0.89%	0.73%	0.74%

The compensation expense related to stock options was ₩128,450 million for the six-month period ended June 30, 2002 and is estimated to be ₩254,335 million for the periods thereafter.

21. Income Tax Expense:

The statutory income tax rate applicable to the Company including resident surtax is approximately 29.7%.

Income tax expense for the six-month periods ended June 30, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Current income taxes	₩	778,190	₩	394,245
Deferred income taxes		234,962		(21,364)
	₩	1,013,152	₩	372,881

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

	Millions			
	2002		2001	
Income before taxes	₩	4,835,856	₩	2,492,350
Statutory tax rate		29.7%		30.8%
Expected taxes at statutory rate		1,436,249		767,644
Tax credit		(233,690)		(443,385)
Others, net		(189,407)		48,622
Actual taxes	₩	1,013,152	₩	372,881
Effective tax rate		20.95%		14.96%

Continued;

21. Income Tax Expense, Continued;

Components of deferred taxes as of June 30, 2002 are as follows (in millions of Korean Won):

	Balance as of December 31, 2001	Increase (Decrease)	Balance as of June 30, 2002
(Deferred tax assets)			
Deferred foreign exchange losses	₩ 54,224	₩ (18,269)	₩ 35,955
Loss on impairment of investment	5,818	3,638	9,456
Depreciation	10,903	(149)	10,754
Accrued expenses	116,459	42,857	159,316
Tax credit carryforwards	401,623	(217,843)	183,780
Other	54,281	(36,155)	18,126
Total deferred tax assets	643,308	(225,921)	417,387
(Deferred tax liabilities)			
Special reserves appropriated for tax purpose	107,016	14,566	121,582
Capitalized interest expense	68,346	2,203	70,549
Accrued interest income	26,558	3,220	29,778
Earnings from equity-method investment	64,878	(10,955)	53,923
Other	179	6	185
Total deferred tax liabilities	266,977	9,040	276,017
Net deferred tax assets	₩ 376,331	₩ (234,961)	₩ 141,370

The Company periodically assesses its ability to recover deferred tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to recover such assets, the Company does not recognize the asset.

The Company did not recognize the income tax effect of a ₩412,939 million temporary difference resulting from revaluation of land as the Company does not expect cash inflows from the revalued land within 5 years.

The Company did not recognize the income tax effect of a ₩886,147 million temporary difference resulting from earnings from equity-method investments, as the Company does not expect cash inflows such as proceeds from disposal of or receipts of dividends from the equity-method investments within 5 years.

22. Earnings Per Share:

Earnings per share are calculated as follows (in millions won except for per share amounts) :

- Basic earnings per share

	2002	2001
Net income	₩ 3,822,704	₩ 2,119,469
Adjustments:		
Dividends for preferred stock	(22,974)	(11,312)
Undeclared participating preferred stock dividend	(487,348)	(273,049)
	3,312,382	1,835,108
Net income available for common stock		
Weighted average number of shares of common stock	146,386,036	146,001,447
Basic earnings per share	₩ 22,628	₩ 12,569

- Diluted earnings per share

	2002	2001
Net income available for common stock	₩ 3,312,382	₩ 1,835,108
Adjustment:		
Interest expense on convertible bonds	7,224	9,838
Net income available for common stock & common equivalent shares	3,319,606	1,844,946
Weighted average number of common stock & common equivalent shares	148,597,288	149,188,104
Diluted earnings per share	₩ 22,340	₩ 12,367

23. Related Party Transactions:

Significant transactions with related parties for the six-month periods ended June 30, 2002 and 2001 and the related receivables and payables at June 30, 2002 and 2001 are as follows:

	Millions of Won, Thousands of US Dollars							
	Sales		Purchases		Receivables		Payables	
Company	2002	2001	2002	2001	2002	2001	2002	2001
Samsung Corporatin	₩ 40,512	₩ 26,476	₩ 513,224	₩ 502,445	₩ 4,384	₩ 87,847	₩ 178,360	₩ 233,352
Samsung Kwangju Electronics	4,920	19,081	441,643	405,069	193	11,751	43,014	43,522
STECO	-	615	76,340	58,476	-	451	14,436	10,416
Seoul Commtech	2,576	3,046	62,067	63,722	1,185	2,198	19,587	18,966
Samsung Electronics Service	59,340	50,859	74,393	87,403	38,919	39,768	17,939	18,105
Living Plaza	491,469	289,997	5,911	1,122	32,361	6,031	430	-
iMarket Korea	35,260	-	75,088	-	31,346	-	10,798	-
Tolos Logistics	981	-	76,283	-	65	-	11,734	-
Samsung SDI	104,361	70,787	649,765	352,527	17,071	17,482	83,589	125,807
Samsung Electro-Mechanics	14,106	17,650	409,011	345,940	1,389	3,034	33,612	31,594
Samsung Heavy Industries	6,509	217	21,629	24,967	5,749	22	9,328	21,162
Samsung Life Insurance	4,727	2,467	1,671	2,171	53,283	53,723	5,438	5,390
Samsung Techwin	438	603	139,868	69,566	289	298	11,747	7,264
Samsung Everland	241	3,314	62,720	59,685	177,759	174,100	10,658	13,327
Samsung Corning Precision Glass	400	65	99,231	83,692	243	-	8,536	9,368
Samsung SDS	18,724	18,055	168,090	141,463	9,145	14,337	10,442	26,363
Samsung Card	794	634	9,069	4,996	18,576	8,250	1,163,281	945,125
Cheil communications	506	373	71,121	65,205	26	-	67,472	62,451
Other local companies	24,044	29,188	238,132	238,805	33,552	112,048	35,028	46,658
Foreign companies	$ 8,139,959	$ 6,028,113	$ 2,259,339	$ 2,152,862	$ 244,275	$ 64,275	$ 611,020	$ 137,275
	₩ 809,908	₩ 533,427	₩ 3,195,256	₩ 2,507,254	₩ 425,535	₩ 531,340	₩ 1,735,429	₩ 1,618,870
	$ 8,139,959	$ 6,028,113	$ 2,259,339	$ 2,152,862	$ 244,275	$ 64,275	$ 611,020	$ 137,275

In addition, during the six-month periods ended June 30, 2002 and 2001, Samsung Corporation executed exportation of ₩11,364,464 million and ₩9,525,132 million, respectively, and importation of ₩412,883 million and ₩934,778 million, respectively, of goods on behalf of the Company. Furthermore, the balance of payables to Samsung Card as of June 30, 2002 resulting from the credit purchase facility agreement (refer to Note 15) is ₩1,162,397 million.

24. Research and Development Cost:

Research and development cost incurred and expensed for the six-month periods ended June 30, 2002 and 2001 comprise the following:

	Millions			
	2002		2001	
Research expenses	₩	526,632	₩	492,391
Ordinary development expenses		800,210		659,563
	₩	1,326,842	₩	1,151,954

25. Foreign Currency Translation:

At June 30, 2002 and 2001, assets and liabilities dominated in foreign currencies and related gains and losses on foreign currency translation are as follows:

	Thousands		Millions			
	2002		2002			2001
Account	Foreign Currencies		Korean Won (translated)	Translation Gain	Translation Loss	Korean Won (translated)
Foreign currency deposit	JPY	3,842,622	₩ 38,600	₩ -	₩ 15	₩ -
	USD	115,617	138,949	-	84	411,021
	Other		48,133	-	42	51,580
			225,682	-	141	462,601
Trade accounts and notes receivable	USD	245,321	294,827	320	4,502	113,568
	JPY	710,855	7,141	-	59	4,176
	EUR	10,643	12,673	29	9	5,279
	Other		4,857	-	7	1,554
			319,498	349	4,577	124,577
Other accounts and notes receivables	USD	33,741	40,550	165	677	161,888
	EUR	1,891	2,251	12	-	5,277
	Other		301	-	14	2,027
			43,102	177	691	169,192

Continued;

25. Foreign Currency Translation, Continued:

	Thousands		Millions			
	2002		2002			2001
Account	Foreign Currencies		Korean Won (translated)	Translation Gain	Translation Loss	Korean Won (translated)
Other assets	USD	58,557	70,375	251	3,146	24,438
	EUR	8,232	9,802	143	-	5,190
	Other		2,320	26	268	1,914
			82,497	420	3,414	31,542
Trade accounts and notes payable	USD	205,155	246,555	5,493	2	249,886
	JPY	14,327,528	143,921	15	1,275	111,920
	EUR	5,046	6,008	-	62	2,759
	Other		69	1	1	657
			396,553	5,509	1,340	365,222
Other accounts and notes payable	USD	290,537	349,167	17,767	2,604	194,716
	EUR	36,236	43,145	20	402	10,105
	JPY	19,672,269	197,610	545	1,898	64,112
	Other		4,145	3	-	11,580
			594,067	18,335	4,904	280,513
Other current liabilities	USD	335,429	403,118	21,418	-	347,204
	JPY	1,583,455	15,906	208	7	26,451
	Other		55,053	527	88	26,186
			474,077	22,153	95	399,841
Foreign currency notes and bonds (including current portions)	JPY	14,790,000	148,567	723	-	154,306
	USD	734,260	880,877	46,107	-	1,077,549
	Other		-	-	-	169,463
			1,029,444	46,830	-	1,401,318
Long-term debt (including current portions)	JPY	17,100,000	171,771	836	-	178,406
	USD	79,445	95,478	9,875	-	686,677
			267,249	10,711	-	865,083
Other long-term liabilities (including current portions)	USD	167,023	200,728	15,937	4,107	369,183
	EUR	-	-	-	-	4,732
			200,728	15,937	4,107	373,915
Total				₩ 120,421	₩ 19,269	

26. Supplementary Information For Computation of Value Added:

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for computation of value added for the six-month periods ended June 30, 2002 and 2001 are as follows:

	Millions			
	2002		2001	
Wages and salaries	₩	777,005	₩	632,140
Provision for severance benefits		114,034		85,700
Employee benefits		111,809		105,007
Rent		56,564		61,665
Depreciation and amortization expenses		1,353,359		1,344,310
Taxes and dues		52,259		49,629
	₩	2,465,030	₩	2,278,451

27. Segment Information:

Summary of financial date by business segment and geographic area as of June 30, 2002 and 2001, and for the six-month periods then ended, are as follows (in millions of Won).

	2002 Summary of Business by Segment				
	Digital Media	Digital Appliances	Telecomm -unications	Device Solution	Other
Sales					
Net sales to external customers	₩ 5,108,914	₩ 1,983,534	₩ 5,707,405	₩ 6,211,124	₩ 855,419
Intersegment sales	11,082	6,001	4	620,830	59,965
	₩ 5,119,996	₩ 1,989,535	₩ 5,707,409	₩ 6,831,954	₩ 915,384
Operating profit (loss)	₩ 355,783	₩ 197,763	₩ 1,404,361	₩ 2,060,669	₩ (49,745)
Property, plant and equipment & Intangible assets	₩ 595,629	₩ 427,248	₩ 1,674,318	₩ 10,684,421	₩ 127,501
Depreciation & Amortization	₩ 32,712	₩ 16,339	₩ 93,419	₩ 1,346,204	₩ 21,558

Continued;

27. Segment Information, Continued:

	2001 Summary of Business by Segment				
	Digital Media	Digital Appliances	Telecomm -unications	Device Solution	Other
Sales					
Net sales to external customers	₩ 4,670,113	₩ 1,689,561	₩ 4,207,649	₩ 5,193,891	₩ 902,007
Intersegment sales	36,210	5,256	2,869	526,125	87,391
	₩ 4,706,323	₩ 1,694,817	₩ 4,210,518	₩ 5,720,016	₩ 989,398
Operating profit	₩ 239,345	₩ 200,247	₩ 527,901	₩ 1,291,438	₩ (50,788)
Property, plant and equipment & Intangible assets	₩ 544,381	₩ 417,883	₩ 1,659,032	₩ 11,325,126	₩ 34,637
Depreciation & Amortization	₩ 32,799	₩ 17,215	₩ 92,104	₩ 1,359,431	₩ 19,963

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2002	₩ 6,312,057	₩ 4,502,472	₩ 3,792,556	₩ 5,197,371	₩ 61,940
2001	₩ 5,230,184	₩ 4,081,219	₩ 3,006,085	₩ 4,296,089	₩ 49,644

28. Statements of cash flows:

	Millions of Korean Won		Thousands of US Dollar	
	2002	2001	2002	2001
Cash flows from operating activities:				
Net income	3,822,704	2,119,469	3,182,934	1,764,754
Items not involving operating cash flows:				
Depreciation and amortization	1,510,232	1,521,512	1,257,479	1,266,871
Provision for severance benefits	161,093	125,858	134,132	104,794
Loss on foreign currency translation	19,269	78,998	16,044	65,777
Gain on foreign currency translation	(120,421)	(49,629)	(100,267)	(41,323)
Earnings from equity-method investments	(530,942)	(332,018)	(442,083)	(276,451)
Loss on valuation on inventories	32,512	38,166	27,071	31,779
Deferred income taxes	234,962	(21,364)	195,639	310,475
Other	279,041	417,655	232,340	19,492
	1,585,746	1,779,178	1,320,355	1,481,414
Changes in operating assets and liabilities:				
Trade accounts and notes receivable	(434,623)	(45,417)	(361,884)	(37,816)
Inventories	101,452	354,639	84,473	295,286
Trade accounts and notes payable	39,463	(41,664)	32,858	(34,691)
Accrued expenses	67,579	(158,505)	56,269	(131,978)
Income taxes payable	719,439	(519,133)	599,033	(432,251)
Payment of severance benefits	(56,047)	(39,455)	(46,667)	(32,852)
Other	(218,630)	(92,045)	(182,040)	(76,640)
Net cash provided by operating activities	5,627,083	3,357,067	4,685,331	2,795,226
Cash flows from investing activities:				
Net Decrease(Increase) in short-term financial instruments	(2,327,483)	34,072	(1,937,954)	28,370
Increase in other accounts and notes receivable	(1,529,868)	(2,298,420)	(1,273,828)	(1,913,755)
Decrease in other accounts and notes receivable	1,486,110	2,410,188	1,237,394	2,006,818
Proceeds from disposal of property, plant and equipment	24,550	18,842	20,441	15,689
Acquisition of property, plant and equipment	(1,709,727)	(3,063,378)	(1,423,586)	(2,550,689)
Proceeds from sale of investments	165,052	113,199	137,429	94,254
Acquisition of investments	(52,023)	(38,081)	(43,316)	(31,708)
Other	(608,605)	852,215	(506,750)	709,588
Net cash used in investing activities	(4,551,994)	(1,971,363)	(3,790,170)	(1,641,433)

Continued;

28. Statements of cash flows:

	Millions of Korean Won		Thousands of US Dollar	
	2002	2001	2002	2001
Cash flows from financing activities:				
Increase in other accounts and notes payable	14,429,195	8,801,003	12,014,317	7,328,062
Decrease in other accounts and notes payable	(14,230,887)	(9,322,702)	(11,849,198)	(7,762,450)
Repayment of current maturities of long-term debt	(268,836)	(445,582)	(223,843)	(371,009)
Increase in other long-term liabilities	71,876	-	59,847	-
Payments of dividends	(253,885)	(422,643)	(211,395)	(351,909)
Acquisition of treasury stock	(551,374)	-	(459,096)	-
Other	(22)	(7,707)	(18)	(6,417)
Net cash used in financing activities	(803,933)	(1,397,631)	(669,386)	(1,163,723)
Net increase (decrease) in cash and cash equivalents	271,156	(11,927)	225,775	(9,930)
Cash and cash equivalents at beginning of period	990,371	1,159,022	824,622	965,047
Cash and cash equivalents at end of period	1,261,527	1,147,095	1,050,397	955,117

29. Reclassification of 2001 Amounts:

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.